UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                              FIRST ADVANTAGE CORP.
                              ---------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   31845F100
                                -----------------
                                 (CUSIP Number)


                               December 31, 2007
                               -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X]  Rule 13d-1(b)

                               [ ]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.: 31845F100                                          Page 2 of 10 Pages


.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          MAGNETAR CAPITAL PARTNERS LP
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of Shares   5.       Sole Voting Power                  0
Beneficially Owned .............................................................
by Each Reporting  6.       Shared Voting Power                0
Person With        .............................................................
                   7.       Sole Dispositive Power             0
                   .............................................................
                   8.       Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 11,353,053 shares outstanding as of October 26, 2007
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                  SCHEDULE 13G

CUSIP No.: 31845F100                                          Page 3 of 10 Pages


.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

           SUPERNOVA MANAGEMENT LLC
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
                      5.       Sole Voting Power                 0
Number of Shares      ..........................................................
Beneficially Owned    6.       Shared Voting Power               0
by Each Reporting     ..........................................................
Person With           7.       Sole Dispositive Power            0
                      .........................................................
                      8.       Shared Dispositive Power          0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 11,353,053 shares outstanding as of October 26, 2007
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                  SCHEDULE 13G

CUSIP No.: 31845F100                                          Page 4 of 10 Pages


.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          ALEC N. LITOWITZ
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          United States of America
.................................................................................
                      5.       Sole Voting Power                 0
Number of Shares      ..........................................................
Beneficially Owned    6.       Shared Voting Power               0
by Each Reporting     ..........................................................
Person With           7.       Sole Dispositive Power            0
                      .........................................................
                      8.       Shared Dispositive Power          0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 11,353,053 shares outstanding as of October 26, 2007
.................................................................................
12.       Type of Reporting Person:

          HC

                                                              Page 5 of 10 Pages



Item 1(a).  Name of Issuer:

            First Advantage Corp. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            100 Carillon Parkway
            St. Petersburg, FL 33716

Item 2(a).  Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Magnetar Capital Partners LP ("Magnetar Capital Partners");

            ii)   Supernova Management LLC ("Supernova Management"); and

            iii)  Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability Company ("Magnetar Financial") and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar
Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship:

            i)   Magnetar Capital Partners is a Delaware limited partnership;

            ii)  Supernova Management is a Delaware limited liability company;
and

            iii) Mr. Litowitz is a citizen of the United States of America.

                                                              Page 6 of 10 Pages



Item 2(d).      Title of Class of Securities:

                Common Stock, par value $0.001 per share (the "Shares")

Item 2(e).      CUSIP Number:

                31845F100

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  [ ]   Broker or dealer registered under Section 15 of the Exchange Act.
(b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)  [ ]   Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)  [ ]   Investment  company  registered  under  Section  8 of the  Investment
           Company Act.
(e)  [X]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)  [ ]   An employee  benefit plan or endowment  fund in accordance  with Rule
           13d-1(b)(1)(ii)(F).
(g)  [ ]   A parent holding  company or control  person in accordance  with Rule
           13d-1(b)(1)(ii)(G).
(h)  [ ]   A savings  association  as  defined in  Section  3(b) of the  Federal
           Deposit Insurance Act.
(i)  [ ]   A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner of 0 Shares. This amount consists of: (A) 0 Shares held for the account of Magnetar Capital Master Fund; (B) 0 Shares held for the account of Magnetar SGR Fund Ltd;
(C) 0 Shares held for the account of Magnetar SGR Fund LP and (D) 0 Shares held for the account of the Managed Accounts.


Item 4(b)   Percent of Class:

            On December 31, 2007, the number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q filed on October 31, 2007, there were approximately 11,353,053 shares outstanding as of October 26, 2007).

                                                              Page 7 of 10 Pages



Item 4(c)       Number of Shares of which such person has:


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:                     0


Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008             MAGNETAR CAPITAL PARTNERS LP


                                    By: /s/ Alec N. Litowitz
                                        -------------------------------
                                    Name:   Alec N. Litowitz
                                    Title:  Manager of Supernova Management LLC,
                                    as General Partner of Magnetar
                                    Capital Partners LP

Date: February 12, 2008             SUPERNOVA MANAGEMENT LLC


                                    By:  /s/ Alec N. Litowitz
                                        -------------------------------
                                    Name:    Alec N. Litowitz
                                    Title:   Manager

Date: February 12, 2008             ALEC N. LITOWITZ


                                    /s/ Alec N. Litowitz
                                    -------------------------------

                                                              Page 9 of 10 Pages





                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A. Joint Filing Agreement, dated February 12, 2008 by and among Magnetar Capital Partners LP, Supernova Management LLC, and Alec N.
     Litowitz ...................................................          10

                                                             Page 10 of 10 Pages





                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of First Advantage Corp. dated as of February 12, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 12, 2008             MAGNETAR CAPITAL PARTNERS LP


                                    By: /s/ Alec N. Litowitz
                                        -------------------------------
                                    Name:   Alec N. Litowitz
                                    Title:  Manager of Supernova Management LLC,
                                    as General Partner of Magnetar
                                    Capital Partners LP

Date: February 12, 2008             SUPERNOVA MANAGEMENT LLC


                                    By:  /s/ Alec N. Litowitz
                                        -------------------------------
                                    Name:    Alec N. Litowitz
                                    Title:   Manager

Date: February 12, 2008             ALEC N. LITOWITZ


                                    /s/ Alec N. Litowitz
                                    -------------------------------